      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               BET HOLDINGS, INC.
                                (Name of Issuer)

                               BET HOLDINGS, INC.
                          BTV ACQUISITION CORPORATION
                               ROBERT L. JOHNSON
                           TELE-COMMUNICATIONS, INC.
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, $.02 Par Value per Share
                         (Title of Class of Securities)

                                  086585-10-6
                                 (CUSIP Number)

Stephen M. Brett, Esq.    Frederick H. McGrath, Esq. Howard V. Sinclair, Esq.   Stephen W. Hamilton, Esq.  Byron F. Marchant, Esq.
Senior Vice President     Baker & Botts, L.L.P.      Arent, Fox, Kintner,       Skadden, Arps, Slate,      BET Holdings, Inc.
and General Counsel       599 Lexington Avenue       Plotkin & Kahn             Meagher & Flom LLP         One BET Plaza
Tele-Communications, Inc. New York, NY 10022         1050 Connecticut Avenue,   1440 New York Avenue,      1900 W Place, N.E.
5619 DTC Parkway          (212) 705-5000             N.W.                       N.W.                       Washington, D.C. 20018
Englewood, CO  80111                                 Washington, D.C. 20036     Washington, D.C. 20005     (202) 608-2000
(303) 267-5500                                       (202) 857-6000             (202) 371-7000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [_] A tender offer.

     d.  [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                        CALCULATION OF REGISTRATION FEE

          --------------------------------------------------------
               Transaction Valuation*    Amount of Filing Fee
               ---------------------     --------------------
          --------------------------------------------------------
               $471,551,612                  $94,310
          --------------------------------------------------------

* Determined by multiplying 6,309,618 (the number of outstanding shares of the Class A Common Stock of BET Holdings, Inc. not owned by Robert L. Johnson, Liberty Media Corporation or their respective affiliates) by $63.00 per share and adding the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of the Class A Common Stock of BET Holdings, Inc. in consideration of the cancellation of such options.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $94,310

Form or Registration Number: Schedule 14A

Filing Party: BET Holdings, Inc.

Date Filed: May 1, 1998

     This Rule 13E-3 Transaction Statement (this "Statement") relates to an offer by Robert L. Johnson, Liberty Media Corporation ("Liberty" and, together with Mr. Johnson, the "Buying Group"), a Delaware corporation and a wholly owned subsidiary of Tele-Communications, Inc. ("TCI"), and BTV Acquisition Corporation, a Delaware corporation formed by Mr. Johnson and Liberty for purposes of this transaction ("BTV Acquisition"), to purchase at a price of $63.00 per share in cash all outstanding shares of Class A Common Stock, par value $.02 per share ("Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"), which are not already owned by the Buying Group. The Company, Mr. Johnson, Liberty and BTV Acquisition have entered into an Agreement and Plan of Merger, dated as of March 15, 1998 (the "Merger Agreement"), whereby BTV Acquisition would be merged (the "Merger") with and into the Company with the Company as the surviving corporation in the Merger (the "Surviving Corporation"). On the terms and subject to the conditions set forth in the Merger Agreement, if the Merger is consummated, (i) each share of outstanding Class A Stock (except for shares of Class A Stock (a) which are owned by BTV Acquisition, Mr. Johnson, Liberty or their respective subsidiaries,
(b) which are held in the treasury of the Company or by any of its wholly owned subsidiaries and (c) for which the applicable holders have validly exercised appraisal rights pursuant to Delaware law) will be converted into the right to receive $63 in cash, without interest (the "Merger Consideration"), (ii) each share of Class A Stock owned by BTV Acquisition, Mr. Johnson, Liberty and their respective subsidiaries will be canceled with no consideration paid therefor and
(iii) each share of the stock of BTV Acquisition owned by Mr. Johnson and Liberty will be converted into one share of the Surviving Corporation. In addition, if the Merger is consummated, (a) each option to purchase shares of Class A Stock held by persons other than Mr. Johnson (the "Nonaffiliated Options") will be canceled and each holder of such canceled Nonaffiliated Options will be paid by the Surviving Corporation, for each such Nonaffiliated Option, an amount determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Nonaffiliated Option and (y) the number of shares issuable upon exercise of such Nonaffiliated Option, and (b) all options to purchase shares of Class A Stock held by Mr. Johnson (the "Johnson Options") will become options to acquire an equal number of shares of common stock of the surviving corporation in the Merger at an aggregate exercise price equal to the aggregate exercise price of the Johnson Options. BTV Acquisition is currently negotiating with certain executive officers of the Company with respect to the continuation of their options in the Surviving Corporation. As of the date of this Statement, no agreement has been reached as to any such continuation. As a result of the Merger, Mr. Johnson and Liberty will collectively own 100% of the capital stock of the Surviving Corporation. Concurrently with the filing of this Statement, the Company is filing a preliminary Proxy Statement (the "Proxy Statement") pursuant to which its stockholders will be given notice of the Merger. The cross -reference sheet below is being supplied pursuant to Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

                             CROSS REFERENCE SHEET

            Schedule 13E-3
       Item Number and Caption               Location in Proxy Statement
       -----------------------               ---------------------------
Item 1.   Issuer and Class of Security
          Subject to the Transaction

   Item 1(a)........................    QUESTIONS AND ANSWERS ABOUT THE
                                        MERGER; THE PARTIES--The Company

   Item 1(b)........................    SUMMARY--The Special Meeting--Voting;
                                        INFORMATION CONCERNING THE SPECIAL
                                        MEETING--Record Date; Voting at the
                                        Meeting; Quorum

   Item 1(c)........................    MARKET FOR THE CLASS A STOCK--Class A
                                        Stock Market Price Information;
                                        Dividend Information

   Item 1(d)........................    MARKET FOR THE CLASS A STOCK--Class A
                                        Stock Market Price Information;
                                        Dividend Information

   Item 1(e)........................    Not Applicable

   Item 1(f)........................    MARKET FOR THE CLASS A STOCK--Class A
                                        Stock Purchase Information

Item 2.   Identity and Background

   Item 2(a)-(d)....................    THE PARTIES--The Company; --BTV
                                        Acquisition; --Robert L. Johnson;
                                        --Liberty Media Corporation; --Tele-
                                        Communications, Inc.; MANAGEMENT--
                                        Directors and Executive Officers of BTV
                                        Acquisition; --Directors and Executive
                                        Officers of TCI; --Directors and
                                        Executive Officers of Liberty

   Item 2(e) and 2(f)...............    Not Applicable

   Item 2(g)........................    THE PARTIES--The Company; --BTV
                                        Acquisition; --Robert L. Johnson;
                                        --Liberty Media Corporation; --Tele-
                                        Communications, Inc.; MANAGEMENT--
                                        Directors and Executive Officers of BTV
                                        Acquisition; --Directors and Executive
                                        Officers of TCI; --Directors and
                                        Executive Officers of Liberty

Item 3.   Past Contacts, Transactions
          or Negotiations

       Item 3(a)(1).................    CERTAIN RELATIONSHIPS AND
                                        TRANSACTIONS --Agreements with Cable
                                        Affiliates; --Agreements with Related
                                        Parties; --Transactions with
                                        Management

       Items 3(a)(2) and 3(b).......    SUMMARY--Special Factors; SPECIAL
                                        FACTORS--Purpose and Background of
                                        the Merger; --Buying Group Letter
                                        Agreements
Item 4.   Terms of the Transaction

       Item 4(a)....................    QUESTIONS AND ANSWERS ABOUT THE
                                        MERGER; SUMMARY; INFORMATION
                                        CONCERNING THE SPECIAL
                                        MEETING--Purpose of the Special
                                        Meeting; --Required Vote; SPECIAL
                                        FACTORS--Purpose and Background of
                                        the Merger; --Certain Effects of the
                                        Merger; --Interests of Certain
                                        Persons in the Merger; Certain
                                        Relationships; THE MERGER AGREEMENT;
                                        DISSENTERS RIGHTS OF APPRAISAL

       Item 4(b)....................    SUMMARY--The Special Meeting--Voting;
                                        --Special Factors--Interests of
                                        Certain Persons in the Merger;
                                        INFORMATION CONCERNING THE SPECIAL
                                        MEETING--Purpose of the Special
                                        Meeting; --Required Vote; SPECIAL
                                        FACTORS--Purpose and Background of
                                        the Merger; --Certain Effects of the
                                        Merger; --Buying Group Letter
                                        Agreements;-- Interests of Certain
                                        Persons in the Merger; Certain
                                        Relationships; THE MERGER
                                        AGREEMENT--The Merger; Merger
                                        Consideration; --Treatment of Stock
                                        Options; DISSENTERS RIGHTS OF
                                        APPRAISAL

Item 5.   Plans or Proposals of the
          Issuer or Affiliate

       Items 5(a) and 5(b)..........    SPECIAL FACTORS--Plans for the
                                        Company after the Merger

       Item 5(c)....................    SPECIAL FACTORS--Certain Effects of
                                        the Merger; --Buying Group Letter
                                        Agreements; --Interests of Certain
                                        Persons in the Merger; Certain
                                        Relationships; THE MERGER
                                        AGREEMENT--Treatment of Stock
                                        Options; --Directors and Officers of
                                        the Company Following the Merger;
                                        Certificate of Incorporation; Bylaws

       Items 5(d)-(g)...............    SUMMARY--Special Factors--Purpose,
                                        Background and Effects of the Merger;
                                        --Financing of the Merger; SPECIAL
                                        FACTORS--Certain Effects of the
                                        Merger; --Buying Group Letter
                                        Agreements; --Financing of the Merger

Item 6.   Source and Amounts of
          Funds or Other Consideration

       Items 6(a) and 6(c)..........    SUMMARY--Special Factors--Financing
                                        of the Merger; SPECIAL
                                        FACTORS--Financing of the Merger

       Item 6(b)....................    SPECIAL FACTORS--Fees and Expenses

       Item 6(d)....................    Not Applicable

Item 7.   Purpose(s), Alternatives,
          Reasons and Effects

       Item 7(a)....................    SUMMARY--Special Factors--Purpose,
                                        Background and Effects of the Merger;
                                        SPECIAL FACTORS--Purpose and
                                        Background of the Merger; --The
                                        Buying Group's Purpose and Reason for
                                        the Merger

       Items 7(b) and 7(c)..........    SUMMARY--Special Factors--Purpose,

                                        Background and Effects of the
                                        Merger; SPECIAL FACTORS--Purpose and
                                        Background of the Merger; --The Buying
                                        Group's Purpose and Reason for the
                                        Merger

       Item 7(d)....................    QUESTIONS AND ANSWERS ABOUT THE MERGER;
                                        SUMMARY--Special Factors--Purpose,
                                        Background and Effects of the Merger; --
                                        Special Factors--Federal Income Tax
                                        Consequences; --The Merger Agreement--
                                        The Merger Consideration; INFORMATION
                                        CONCERNING THE SPECIAL MEETING--Purpose
                                        of the Special Meeting; SPECIAL
                                        FACTORS-- Certain Effects of the Merger;
                                        --Plans for the Company After the
                                        Merger; --Buying Group Letter
                                        Agreements; --Accounting Treatment;
                                        --Federal Income Tax Consequences of
                                        the Merger; THE MERGER AGREEMENT--
                                        The Merger; Merger Consideration; --The
                                        Exchange Fund; Payment for Shares of
                                        Class A Stock

Item 8.   Fairness of the Transaction

       Item 8(a)....................    QUESTIONS AND ANSWERS ABOUT THE MERGER;
                                        SUMMARY--Special Factors--Recommendation
                                        of the Company's Board of Directors;
                                        INFORMATION CONCERNING THE SPECIAL
                                        MEETING--Purpose of the Special Meeting;
                                        SPECIAL FACTORS--Purpose and Background
                                        of the Merger; --Recommendation of the
                                        Special Independent Committee and Board
                                        of Directors; Fairness of the Merger; --
                                        The Buying Group's Purpose and Reason
                                        for the Merger; --Opinion of Financial
                                        Advisor to the Special Independent
                                        Committee

       Item 8(b)....................    SUMMARY--Special Factors--Factors
                                        Considered by the Board of Directors and
                                        the Special Independent Committee; --

                                        Goldman Sachs' Fairness Opinion;
                                        SPECIAL FACTORS--Purpose and
                                        Background of the Merger;
                                        --Recommendation of the Special
                                        Independent Committee and Board of
                                        Directors; Fairness of the Merger;
                                        --The Buying Group's Purpose and
                                        Reason for the Merger; --Opinion of
                                        Financial Advisor to the Special
                                        Independent Committee

       Item 8(c)....................    QUESTIONS AND ANSWERS ABOUT THE
                                        MERGER; SUMMARY --The Special
                                        Meeting --Voting; --The Merger Agreement
                                        --Conditions to the Merger; INFORMATION
                                        CONCERNING THE SPECIAL MEETING
                                        --Required Vote; THE MERGER
                                        AGREEMENT --Conditions

       Item 8(d)....................    QUESTIONS AND ANSWERS ABOUT THE
                                        MERGER; SUMMARY--Special
                                        Factors--Recommendation of the Company's
                                        Board of Directors; INFORMATION
                                        CONCERNING THE SPECIAL
                                        MEETING--Purpose of the Special Meeting;
                                        SPECIAL FACTORS--Purpose and Background
                                        of the Merger; --Opinion of Financial
                                        Advisor to the Special Committee.

       Item 8(e)....................    SPECIAL FACTORS--Purpose and
                                        Background of the Merger; --
                                        Recommendation of the Special
                                        Independent Committee and Board of
                                        Directors; Fairness of the Merger

       Item 8(f)....................    Not Applicable

Item 9.   Reports, Opinions,
          Appraisals and Certain
          Negotiations

       Items 9(a) and 9(b)..........    SUMMARY--Special Factors--Factors
                                        Considered by the Board of Directors and
                                        the Special Independent Committee; --

                                        Goldman Sachs' Fairness Opinion;
                                        SPECIAL FACTORS--Purpose and
                                        Background of the Merger; --
                                        Recommendation of the Special
                                        Independent Committee and Board of
                                        Directors; Fairness of the Merger;
                                        --Opinion of Financial Advisor to the
                                        Special Independent Committee

       Item 9(c)....................    AVAILABLE INFORMATION

Item 10.  Interest in Securities of
          the Issuer

       Item 10(a)...................    SUMMARY--Special Factors--Interests
                                        of Certain Persons in the Merger;
                                        INFORMATION CONCERNING THE SPECIAL
                                        MEETING--Record Date; Voting at the
                                        Meeting; Quorum; SPECIAL FACTORS--
                                        Interests of Certain Persons in the
                                        Merger; Certain Relationships;
                                        SECURITIES OWNERSHIP--Beneficial
                                        Ownership of More than 5% of Class
                                        A Stock; --Beneficial Ownership of
                                        Class A Stock by Certain Parties
                                        Related to the Company or the
                                        Buying Group

       Item 10(b)...................    MARKET FOR THE CLASS A STOCK--Class A
                                        Stock Purchase Information

Item 11.  Contracts, Arrangements or
          Understandings with Respect
          to the Issuer's Securities

       Item 11......................    SUMMARY--Special Factors--Financing
                                        of the Merger; SPECIAL FACTORS--
                                        Purpose and Background of the
                                        Merger; --Buying Group Letter
                                        Agreements; --Interests of Certain
                                        Persons in the Merger; Certain
                                        Relationships;--Financing of the
                                        Merger

Item 12.  Present Intention and
          Recommendation of Certain

          Persons with Regard to the
          Transaction

       Item 12(a)...................    SPECIAL FACTORS--Buying Group
                                        Letter Agreements; SECURITIES
                                        OWNERSHIP--Beneficial Ownership of
                                        Class A Stock by Certain Parties
                                        Related to the Company or the
                                        Buying Group

       Item 12(b)...................    SUMMARY--Special Factors--Recommendation
                                        of the Company's Board of Directors;
                                        SPECIAL FACTORS--Purpose and Background
                                        of the Merger;--Recommendation of the
                                        Special Independent Commitee and Board
                                        of Directors; Fairness of the Merger.

Item 13.  Other Provisions of the
          Transaction


       Item 13(a)...................    QUESTIONS AND ANSWERS ABOUT THE
                                        MERGER; SUMMARY--Dissenter
                                        Appraisal Rights; DISSENTERS RIGHTS
                                        OF APPRAISAL

       Item 13(b)-(c)...............    Not Applicable

Item 14.  Financial Information

       Items 14(a)..................    SELECTED CONSOLIDATED FINANCIAL
                                        DATA OF THE COMPANY; DOCUMENTS
                                        INCORPORATED BY REFERENCE

       Item 14(b)...................    Not Applicable

Item 15.  Persons and Assets
          Employed, Retained or
          Utilized

       Item 15(a)...................    INFORMATION CONCERNING THE SPECIAL
                                        MEETING--Proxy Solicitation;
                                        SPECIAL FACTORS--Fees and Expenses

       Item 15(b)...................    INFORMATION CONCERNING THE SPECIAL
                                        MEETING--Proxy Solicitation

Item 16.  Additional Information

       Item 16......................    Proxy Statement

Item 17.  Material to be Filed as
          Exhibits

       Item 17(a)(1)................    Letter from The Bank of New York
                                        Company, Inc. and BNY Capital
                                        Markets, Inc. to BTV Acquisition
                                        Corporation and Liberty Media
                                        Corporation, dated March 13, 1998

       Item 17(a)(2)................    Financing Commitment Letter,
                                        dated [____________], 1998*

       Item 17(b)(1)................    Presentation by Goldman, Sachs &
                                        Co. to the Special Independent
                                        Committee, dated March 15, 1998

       Item 17(b)(2)................    Opinion of Goldman, Sachs & Co.,
                                        dated March 15, 1998 (set forth as
                                        Exhibit B the Proxy Statement)*

       Item 17(c)(1)................    Joint Filing Agreement between
                                        Robert L. Johnson and Tele-
                                        Communications, Inc., dated as of
                                        September 12, 1997

       Item 17(c)(2)................    Letter Agreement between Robert L.
                                        Johnson and Liberty Media
                                        Corporation, dated as of September
                                        11, 1997

       Item 17(c)(3)................    Letter Agreement, dated March 15,
                                        1998, between Robert L. Johnson and
                                        Liberty Media Corporation

       Item 17(c)(4)................    Agreement and Plan of Merger among
                                        BET Holdings, Inc., BTV Acquisition
                                        Corporation, Robert L. Johnson and
                                        Liberty Media Corporation, dated
                                        March 15, 1998 (set forth as
                                        Exhibit A to the Proxy Statement)**

       Item 17(d)(1)................    Proxy Statement

       Item 17(e)(1)................    Section 262 of the Delaware General
                                        Corporation Law (set forth as
                                        Exhibit C to the Proxy Statement)**

* To be filed by amendment
** Incorporated by reference to the Proxy Statement

Item 1.        Issuer and Class of Security Subject to the Transaction.
               -------------------------------------------------------

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE PARTIES--The Company" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY--The Special Meeting-- Voting" and "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "MARKET FOR THE CLASS A STOCK--Class A Stock Market Price Information; Dividend Information" of the Proxy Statement is incorporated by reference herein.

     (d) The information set forth in "MARKET FOR THE CLASS A STOCK--Class A Stock Market Price Information; Dividend Information" of the Proxy Statement is incorporated by reference herein.

     (e)       Not applicable

     (f) The information set forth in "MARKET FOR THE CLASS A STOCK--Class A Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

Item 2.        Identity and Background. This Statement is being filed jointly by
               -----------------------
               the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), BTV Acquisition, Mr. Johnson and TCI.

     (a)-(d) The information set forth in "THE PARTIES--The Company," "--BTV Acquisition," "--Robert L. Johnson," "--Liberty Media Corporation," "--Tele-Communications, Inc.," "MANAGEMENT--Directors and Executive Officers of BTV Acquisition," "--Directors and Executive Officers of TCI," and "--Directors and Executive Officers of Liberty" of the Proxy Statement is incorporated herein by reference.

     (e) During the last five years, none of the Company, BTV Acquisition, TCI or Liberty, nor, to the best of their knowledge, any of their directors, executive officers or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, none of the Company, BTV Acquisition, TCI or Liberty, nor, to the best of their knowledge, any of their directors, executive officers or controlling persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in "THE PARTIES--The Company," "--BTV Acquisition," "--Robert L. Johnson," "--Liberty Media Corporation," "--Tele-Communications, Inc.," "MANAGEMENT--Directors and Executive Officers of BTV Acquisition," "--Directors and Executive Officers of TCI," and "--Directors and Executive Officers of Liberty" of the Proxy Statement is incorporated herein by reference.

Item 3.        Past Contacts, Transactions or Negotiations.
               -------------------------------------------

     (a)(1) The information set forth in "CERTAIN RELATIONSHIPS AND TRANSACTIONS--Agreements with Cable Affiliates," "--Agreements with Related Parties" and "--Transactions with Management" of the Proxy Statement is incorporated herein by reference.

     (a)(2) and (b) The information set forth in "SUMMARY--Special Factors," "SPECIAL FACTORS--Purpose and Background of the Merger" and "--Buying Group Letter Agreements" of the Proxy Statement is incorporated herein by reference.

Item 4.        Terms of the Transaction.
               ------------------------

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," "--Required Vote," "SPECIAL FACTORS--Purpose and Background of the Merger," "--Certain Effects of the Merger," "--Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT" and "DISSENTERS RIGHTS OF APPRAISAL" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY--The Special Meeting-- Voting," "--Special Factors--Interests of Certain Persons in the Merger," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," " --Required Vote," "SPECIAL FACTORS--Purpose and Background of the Merger," "-- Certain Effects of the Merger," "--Buying Group Letter Agreements," "--Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT --The Merger; Merger Consideration," "--Treatment of Stock Options" and "DISSENTERS RIGHTS OF APPRAISAL" of the Proxy Statement is incorporated herein by reference.

Item 5.        Plans or Proposals of the Issuer or Affiliate.
               ---------------------------------------------

     (a) and (b) The information set forth in "SPECIAL FACTORS--Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS--Certain Effects of the Merger," "--Buying Group Letter Agreements," "--Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT--Treatment of Stock Options" and "--Directors and Officers of the Company Following the Merger; Certificate of Incorporation; Bylaws" of the Proxy Statement is incorporated herein by reference.

     (d)-(g) The information set forth in "SUMMARY--Special Factors--Purpose, Background and Effects of the Merger," "--Financing of the Merger," "SPECIAL FACTORS--Certain Effects of the Merger," "--Buying Group Letter Agreements" and "--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 6.   Source and Amounts of Funds or Other Consideration.
          --------------------------------------------------

     (a) and (c) The information set forth in "SUMMARY--Special Factors-- Financing of the Merger" and "SPECIAL FACTORS--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS--Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

     (d)  Not Applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects.
          ---------------------------------------------

     (a) The information set forth in "SUMMARY--Special Factors--Purpose, Background and Effects of the Merger," "SPECIAL FACTORS--Purpose and Background of the Merger" and "--The Buying Group's Purpose and Reason for the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) and (c) The information set forth in "SUMMARY--Special Factors-- Purpose, Background and Effects of the Merger," "SPECIAL FACTORS--Purpose and Background of the Merger" and "--The Buying Group's Purpose and Reason for the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Special Factors--Purpose, Background and Effects of the Merger," "-- Special Factors--Federal Income Tax Consequences," "--The Merger Agreement--The Merger Consideration," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," "SPECIAL FACTORS--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Buying Group Letter Agreements," "-- Accounting Treatment," "--Federal Income Tax Consequences of the Merger," "THE MERGER AGREEMENT--The Merger; Merger Consideration" and "--The Exchange Fund; Payment for Shares of Class A Stock" of the Proxy Statement is incorporated herein by reference.

Item 8.   Fairness of the Transaction.
          ---------------------------

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Special Factors--Recommendation of the Company's Board of Directors," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," "SPECIAL FACTORS--Purpose and Background of the Merger," "--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger," "--The Buying Group's Purpose and Reason for the Merger" and "--Opinion of Financial Advisor to the Special Independent Committee" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SUMMARY--Special Factors--Factors Considered by the Board of Directors and the Special Independent Committee," "-- Goldman Sachs' Fairness Opinion," "SPECIAL FACTORS--Purpose and Background of the Merger," "--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger," "--The Buying Group's Purpose and Reason for the Merger" and "--Opinion of Financial Advisor to the Special Independent Committee" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--The Special Meeting--Voting," "--The Merger Agreement--Conditions to the Merger," "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote" and "THE MERGER AGREEMENT--Conditions" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Special Factors--Recommendation of the Company's Board of Directors," "INFORMATION CONCERNING THE SPECIAL MEETING--Purpose of the Special Meeting," "SPECIAL FACTORS--Purpose and Background of the Merger" and "--Opinion of Financial Advisor to the Special Committee" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS--Purpose and Background of the Merger" and "--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (f)  Not Applicable.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.
          ------------------------------------------------------

     (a) and (b) The information set forth in "SUMMARY--Special Factors--Factors Considered by the Board of Directors and the Special Independent Committee," "-- Goldman Sachs' Fairness Opinion," "SPECIAL FACTORS--Purpose and Background of the Merger," "--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger" and "--Opinion of Financial Advisor to the Special Independent Committee" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "AVAILABLE INFORMATION" of the Proxy Statement is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.
          ------------------------------------

     (a) The information set forth in "SUMMARY--Special Factors--Interests of Certain Persons in the Merger," "INFORMATION CONCERNING THE SPECIAL MEETING-- Record Date; Voting at the Meeting; Quorum," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships," "SECURITIES OWNERSHIP--Beneficial Ownership of More than 5% of Class A Stock" and "--Beneficial Ownership of Class A Stock by Certain Parties Related to the Company or the Buying Group" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "MARKET FOR THE CLASS A STOCK--Class A Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

Item 11.       Contracts, Arrangements or Understandings with Respect to the
               -------------------------------------------------------------
               Issuer's Securities.
               -------------------

       The information set forth in "SUMMARY--Special Factors--Financing of the Merger," "SPECIAL FACTORS--Purpose and Background of the Merger," "--Buying Group Letter Agreements," "--Interests of Certain Persons in the Merger; Certain Relationships" and "--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 12.       Present Intention and Recommendation of Certain Persons with
               ------------------------------------------------------------
               Regard to the Transaction.
               -------------------------

     (a) The information set forth in "SPECIAL FACTORS--Buying Group Letter Agreements" and "SECURITIES OWNERSHIP--Beneficial Ownership of Class A Stock by Certain Parties Related to the Company or the Buying Group" of the Proxy Statement is incorporated herein by reference.

     (b)       The information set forth in "SUMMARY--Special
Factors--Recommendation of the Company's Board of Directors," "SPECIAL FACTORS--Purpose and Background of the Merger," and "--Recommendation of the Special Independent Committee and Board of Directors; Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 13.       Other Provisions of the Transaction.
               -----------------------------------

     (a) The information set forth in "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Dissenter Appraisal Rights" and "DISSENTERS RIGHTS OF APPRAISAL" of the Proxy Statement is incorporated by reference herein.

     (b)-(c)   Not Applicable.

Item 14.       Financial Information.
               ---------------------

     (a) The information set forth in "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY," and "DOCUMENTS INCORPORATED BY REFERENCE" of the Proxy Statement is incorporated herein by reference.

     (b)       Not Applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.
          -------------------------------------------------

     (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" and "SPECIAL FACTORS--Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.

Item 16.  Additional Information.
          ----------------------

     Proxy Statement

Item 17.  Material to be Filed as Exhibits.
          --------------------------------


     (a)(1) Letter from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to BTV Acquisition Corporation and Liberty Media Corporation, dated March 13, 1998

     (a)(2) Financing Commitment Letter, dated [          ], 1998*

     (b)(1) Presentation by Goldman, Sachs & Co., to the Special Independent Committee, dated March 15, 1998

     (b)(2) Opinion of Goldman, Sachs & Co., dated March 15, 1998 (set forth as Exhibit B to the Proxy Statement)*

     (c)(1) Joint Filing Agreement between Robert L. Johnson and Tele-Communications, Inc., dated as of September 12, 1997

     (c)(2) Letter Agreement between Robert L. Johnson and Liberty Media Corporation, dated as of September 11, 1997

     (c)(3) Letter Agreement, dated March 15, 1998, between Robert L. Johnson and Liberty Media Corporation

     (c)(4) Agreement and Plan of Merger among BET Holdings, Inc., BTV Acquisition Corporation, Robert L. Johnson and Liberty Media Corporation, dated March 15, 1998 (set forth as Exhibit A to the Proxy Statement)**

     (e)(1) Section 262 of the Delaware General Corporation Law (set forth as Exhibit C to the Proxy Statement)**

     (f) As of the date of this Statement, no written instruction, form or other material has been furnished to any person making the actual oral solicitation or other recommendation (including the proxy solicitor referred to in "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" of the Proxy Statement) for such person's use, directly or indirectly in connection with the Rule 13e-3 transaction.


*  To be filed by amendment
** Incorporated by reference to the Proxy Statement

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

                                    BET HOLDINGS, INC.



                                    By: /s/ Debra L. Lee
                                       ----------------------------------
                                            Debra L. Lee
                                            President


                                    BTV ACQUISITION CORPORATION



                                    By: /s/ Robert L. Johnson
                                       ----------------------------------
                                            Robert L. Johnson
                                            President


                                        /s/ Robert L. Johnson
                                       ----------------------------------
                                            Robert L. Johnson


                                    TELE-COMMUNICATIONS, INC.


                                    By: /s/ Robert R. Bennett
                                       ----------------------------------
                                            Robert R. Bennett

                                 EXHIBIT INDEX

               EXHIBIT                            DESCRIPTION
Exhibit 99.17(a)(1)                Letter from The Bank of New York Company,
                                   Inc. and BNY Capital Markets, Inc. to BTV
                                   Acquisition Corporation and Liberty Media
                                   Corporation, dated March 13, 1998

Exhibit 99.17(a)(2)                Financing Commitment Letter, dated
                                   [____________], 1998*

Exhibit 99.17(b)(1)                Presentation by Goldman, Sachs & Co. to the
                                   Special Independent Committee, dated March
                                   15, 1998.

Exhibit 99.17(b)(2)                Opinion of Goldman, Sachs & Co., dated March
                                   15, 1998 (set forth as Exhibit B the Proxy
                                   Statement).*

Exhibit 99.17(c)(1)                Joint Filing Agreement between Robert L.
                                   Johnson and Tele- Communications, Inc., dated
                                   as of September 12, 1997

Exhibit 99.17(c)(2)                Letter Agreement between Robert L. Johnson
                                   and Liberty Media Corporation, dated as of
                                   September 11, 1997

Exhibit 99.17(c)(3)                Letter Agreement, dated March 15, 1998,
                                   between Robert L. Johnson and Liberty Media
                                   Corporation

Exhibit 99.17(c)(4)                Agreement and Plan of Merger among BET
                                   Holdings, Inc., BTV Acquisition Corporation,
                                   Robert L. Johnson and Liberty Media
                                   Corporation, dated March 15, 1998 (set forth
                                   as Exhibit A to the Proxy Statement)**

Exhibit 99.17(d)(1)                Proxy Statement

Exhibit 99.17(e)(1)                Section 262 of the Delaware General
                                   Corporation Law (set forth as Exhibit C to
                                      the Proxy Statement)**

* To be filed by amendment
** Incorporated by reference to the Proxy Statement